Hamco Ventures Limited

Mandar House, 3rd Floor

Johnson’s Ghut, Tortola

British Virgin Islands

February 21, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Hamco Ventures Limited Registration Statement on Form F-1 Response to the Staff’s Comments Dated January 16, 2025 Registration No. 333-283829

Dear Mr. Rhodes, Mr. Decker, Ms. Hough and Mr. Field:

Hamco Ventures Limited (the “Company”), a foreign private issuer incorporated in the British Virgin Islands (the “Company”), submits to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 13, 2025 on the Company’s registration statement on Form F-1 submitted on December 13, 2024. Concurrently with the submission of this letter, the Company is filing its amendment No. 1 to the registration statement on Form F-1 (the “Amendment No. 1 to the Registration Statement”).

The Staff’s comments from its letter dated January 16, 2025 are repeated below in bold and followed by the Company’s responses.

Cover Page

1. Please disclose on the prospectus cover page the anticipated trading symbol for your Ordinary Shares on OTC Pink. Refer to Item 501(b)(4) of Regulation S-K.

As we previously disclosed on the cover page, the Company has yet to engage a broker dealer to assist the Company with a listing onto the OTC Markets. Therefore, we have not yet determined the anticipated trading symbol for quotation.

2. We note your disclosure regarding risks relating to your corporate structure. Please also provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of this holding company structure.

The Company has updated our disclosure to include the referenced disclosure on the cover page with the following language: “See “Risk Factors — Risks Related to Doing Business in Hong Kong — All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice, and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain”.

3. Where you discuss recent regulatory actions by the Chinese government, such as those relating to data security and anti-monopoly concerns, please include cross references to individual risk factors.

The Company has included the referenced disclosure on the cover page with the following language: “See “Risk Factors — Risks Related to Doing Business in Hong Kong — All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice, and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain”.

4. Please disclose that the same "legal and operational” risks associated with operating in China also apply to operations in Hong Kong. Please also include a discussion of China's Enterprise Tax Law.

The Company has updated the disclosure to include this information, as well as a discussion of China’s Enterprise Tax Law.

5. Where you discuss cash transfers throughout your organization, please provide a cross-reference to the consolidated financial statements. Also, where you discuss the risk that cash may not be available for use outside of the PRC or Hong Kong due to restrictions imposed by the Chinese government and restrictions on your ability to transfer cash, please provide cross-references to individual risk factors discussing this risk.

The Company has included a cross reference to the consolidated financial statements.

The Company has also included a cross reference to the risk factor as follows: “ “Risk Factors — Risks Related to Doing Business in Hong Kong — All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice, and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain”.

6. We note your prospectus cover page disclosure regarding whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, and related regulations will affect your company appears overly repetitive and appears in a large number of paragraphs. Please revise to remove duplicative disclosure and to present this information in a more consolidated manner.

The Company has revised the disclosure to remove the overly repetitive language.

7. We note your capital structure authorizes different classes of stock (i.e. ordinary and preferred) with disparate voting rights. Please revise the prospectus cover page to quantify the voting power that the preferred shares will have after the offering due to the disparate voting rights attached to the two classes of stock and, to the extent material, identify any major holder or holders of such shares. Additionally, please add a section to the prospectus summary and a risk factor to discuss your capital structure to include these disparate voting rights.

The Company has revised the disclosure on the prospectus cover page to quantify the voting power that the preferred shares will have after the offering due to the disparate voting rights attached to the two classes of stock. We have also identified the majority holder of such shares. We have also added a section to the prospectus summary and have added a risk factor to discuss our capital structure.

Overview, page 1

8. Please revise to clarify that you have one officer, director and employee. Additionally, please revise to clarify the limited development activities that you have completed since inception. In this regard, we note the limited development activities detailed on page 54.

The Company has revised the disclosure to indicate that we have one officer, no additional employees, and two directors. Further we have disclosed that we have limited development activities that we have completed since inception, that being that on June 5, 2024, our Hong Kong subsidiary Hamco Creek entered into a service agreement with a client in Hong Kong. The client is considering entering into the Hong Kong market to develop a franchise business.

9. Please revise to discuss your auditor’s going concern opinion. Disclose your monthly “burn rate” and the month you will run out of funds without additional capital. Also, revise to state that you must raise additional capital in order to continue operations and to implement your plan of operations and quantify the amounts needed for each. Additionally, please revise to disclose your limited revenues and net losses for the financial periods contained in the registration statement.

In response to the SEC comment, the Company had updated the disclosure to provide the auditor’s going concern opinion to address the specific comment above.

Prospectus Summary, page 1

10. Please disclose each permission or approval that you and your subsidiaries, are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you relied on an opinion of counsel to reach these conclusions, then counsel should be named and a consent of counsel filed as an exhibit. If you did not consult counsel, then explain why, as well as the basis for your conclusions regarding whether approvals are required. If you have determined that certain permissions/approvals are not required/applicable, please discuss how you came to that conclusion, why that is the case, and the basis on which you made that determination.

The Company is not organized in China, and it does not have operations in China. Therefore, the Company has no operations in China that pose a risk to investors. The Company is not subject to the legal system of China, but instead is operating in Hong Kong, under the Hong Kong Basic Law.

The Company’s Hong Kong subsidiary does not require permission or approval from Chinese authorities to operate the Company’s or the subsidiaries' business or to offer securities to foreign investors. The Company and its subsidiary are not covered by the permission requirements from the CSRS, CAC or other Chinese agencies. The subsidiary is incorporated in Hong Kong and has received a business license to operate in Hong Kong.

Risk Related to Doing Business in Hong Kong, page 2

11. Where you discuss the risk that the Chinese government could exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, please clarify that this risk could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For each summary risk factor listed in this section, please provide a cross-reference (title and page number) to the relevant individual detailed risk factor.

The Company has revised the disclosure to indicate risk that the Chinese government could exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. In addition, we have cross referenced the relevant individual detailed risk factor in our disclosure, along with the applicable page number.

Cash Transfers and Dividend Distributions, page 4

12. Please provide a more detailed description of how cash is transferred through your organization. Additionally, please provide cross-references to the consolidated financial statements.

The Company has updated the disclosure to state that we conduct the majority of our operations in Hong Kong and maintains our bank accounts and balances primarily in licensed banks in Hong Kong. If needed, cash can be transferred between our holding company and subsidiary through intercompany fund advances, and there are currently no restrictions that would prevent the transferring of funds between our BVI holding company and our subsidiary in Hong Kong. No transfer of cash or other types of assets has been made between our BVI holding company and our subsidiary as of the date of this prospectus. We also have provided a cross reference to the consolidated financial statements.

Summary Consolidated Financial Data, page 9

13. Please revise to also include interim balance sheet and interim statement of operations financial information.

The Company has revised the disclosure to include interim balance sheet and interim statement of operations financial information as of September 30, 2024.

Risk Factors, page 11

14. We note that a number of risk factors reference dated information from your audited financial statements for the fiscal year ended June 30, 2024 rather than updated information from your most recent interim financial statements. For example, the second risk factor references a dated cash balance. Please revise this section and the prospectus throughout to reference the most up to date financial information.

The Company has revised this disclosure in the risk factor section and throughout prospectus to reference the most up to date financial information.

Our performance and growth depend on our ability to generate client referral..., page 13

15. Please revise this risk factor to disclose that you currently have one client, thus increasing your difficulty in obtaining client referrals. We also note your disclosure that you will depend "on the financial advisors, financial institutions, law firms and other third parties who use our services." Please disclose that you have no such clients yet, if true.

The Company has revised the disclosure to state that its business model depends on users of our services to generate client referrals for our services. As of the date of this prospectus, we have one client, thus increasing our difficulty to rely on client referrals. A decline in the number of referrals we receive could require us to devote substantially more resources to the sales and marketing of our services, which would increase our costs, potentially lead to a decline in our net sales, slow our growth and negatively impact our results of operations, financial position and cash flow.

The highly competitive market for our services and industry fragmentation..., page 13

16. We note that you disclose here that the "financial communications" industry is highly competitive. However, it does not appear that you operate in this industry. Please reconcile this disclosure here, and on pages 28 and 29.

The Company has amended the disclosure to reconcile these issues accordingly.

Our sole officer and director currently hold and will continue to hold a sufficient total outstanding voting power..., page 41

17. Please revise to quantify your sole officer and director's aggregate voting power due to his ownership of ordinary and preferred shares.

The Company has revised its disclosure to quantify the voting power due to his ownership of ordinary and preferred shares.

Business, page 54

18. Refer to the chart on page 54. Please revise to include ownership (ordinary and preferred shares) and voting information pre and post-offering regarding public stockholders and your controlling shareholders. Please include enough information so that investors can clearly understand your capital structure and disparate voting rights post-offering.

The Company has updated its disclosure to include ownership (ordinary and preferred shares) and voting information pre and post-offering regarding public stockholders and your controlling shareholders.

19. Please note that your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise to provide a more detailed summary of your business and current operations to include the steps you have taken to date to become an operating company. To the extent that you discuss future business plans here, such as your intentions to develop and operate a QSR brand or offer franchisee support services, the discussion should be balanced with a discussion of the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

The Company has updated this disclosure accordingly.

20. We note references throughout to your "QSR brand." Please revise to more specifically identify the brand and restaurant concept.

The Company has updated this disclosure accordingly.

21. Please provide the status of your efforts to obtain additional start-up capital.

The Company has updated this disclosure accordingly.

22. We note your disclosure on page 56 that you do not own properties, trademarks, plants and equipment. However, we also note your risk factor on page 15 indicating that you lease your office facilities. Please reconcile this disclosure. Refer to Item 4(D) of Form 20-F.

The Company has revised this disclosure by removing the risk factor on page 15 as the Company utilizes office provided by Mr. Chow rent free.

Plan of Operations, page 55

23. We note that you disclose an “established presence and reliability” and a “robust network of Hong Kong clients”, however, you only have one client. Please reconcile.

The Company has updated this disclosure accordingly.

24. We note your disclosure that you distinguish yourself through your "technical acumen," but you have not yet developed any technology as a part of your business or operations. Please balance all aspirational statements with a discussion of the time frame for implementing future plans, the steps involved, the associated costs.

The Company has updated this disclosure accordingly.

25. Here and throughout your prospectus, where you refer to your "management team" as a factor of your competitive advantage, please disclose that you currently only have one officer/director/employee.

The Company has updated this disclosure accordingly.

Management, page 66

26. Please provide disclosure here, as you do elsewhere in the prospectus (such as on page 17), that your board of directors acts as your compensation committee, consisting of no independent directors. Refer to Item 6(C)(3) of Form 20-F.

The Company has updated this disclosure accordingly.

Principal Shareholders, page 69

27. Please revise the included table to disclose information for each class of the company's voting securities. Refer to Item 7(A) of Form 20-F. In this regard, the table should be expanded to include comparable information regarding the company's preferred shares and their ownership.

The Company has updated this table in the disclosure accordingly.

Related Party Transactions, page 69

28. We note your financial statements disclose an amount due to a director. Please revise this section to provide the information required by Item 7(B) of Form 20-F.

The Company has updated this disclosure accordingly.

Plan of Distribution, page 87

29. We note this section references that certain shareholders may participate in the offering. Please delete all references to shareholders or advise. In this regard, we note that the prospectus cover page discloses that this is a self-underwritten offering by the company and its officers and directors.

The Company has updated this disclosure accordingly.

Legal Matters, page 92

30. We note the reference to "Class A Ordinary Shares" here and on pages 82 and 91. Please reconcile with the company's disclosed capital structure or advise.

The Company has updated this disclosure accordingly.

Enforceability of Civil Liabilities, page 94

31. In this section, please specifically state that Mr. Chun Leung Chow is a Hong Kong resident, if true. Please also include this disclosure in your risk factor on page 34.

The Company has updated this disclosure accordingly.

Exhibit 23.1, page 96

32. The consent of your auditors, dated December 12, 2024, refers to their audit report dated December 12, 2024, while the audit report in the filing is dated December 13, 2024. Please make arrangements with your auditors to correct this inconsistency.

The auditor has updated this disclosure accordingly.

Audited Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-4

33. On page F-18, you disclose 105.5 million Ordinary Shares were issued at your inception on February 7, 2024. On page F-18, you also disclose you sold 99.6 million Ordinary Shares on May 29, 2024. Please tell us how you computed your weighted average shares outstanding of:

• 50,626,849 for the period from February 7, 2024 (inception) to June 30, 2024 and

• 51,696,438 for the period from July 1, 2024 to September 30, 2024.

Also, revise your audited and interim financial statements and your disclosures throughout the filing to correct these inconsistencies, as applicable.

The Company has revised the disclosure accordingly.

Consolidated Statements of Cash Flows, page F-6

34. The incurring of deferred offering costs during the period ended June 30, 2024 with an offsetting entry to accounts payable represents a non-cash activity. Please disclose your non-cash activities as required by ASC 230-10-50-3 through 50-6.

The Company has revised the disclosure accordingly.

General

35. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company does not have any supplemental written communications with potential investors.

36. We note that throughout the prospectus, you disclose that you will leverage industry "expertise" as a part of your competitive advantage. Please explain this expertise, as it does not appear your sole officer and director, Chun Leung Chow, has experience in your particular industry.

The Company has revised the disclosure by updating the biographical information for Mr. Chow.

37. We note your disclosure on page 33 that as of June 30, 2024, we have identified a material weakness in our internal control over financial reporting. Please revise your disclosure where appropriate, such as in the Management's Discussion and Analysis of Financial Condition and Results of Operations section to discuss this material weakness and whether or not it has been remediated and if not, the timeline for remediation.

The Company has deleted this risk factor and has added one that is more suitable, as follows:

The Company will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

The Company will face a significant increase in insurance, legal, accounting, administrative and other costs and expenses as a public company. The Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the Securities and Exchange Commission (the “Commission”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board, the Commission and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require the Company to carry out activities that it previously has not done. For example, the Company will adopt new internal controls and disclosure controls and procedures. In addition, additional expenses associated with the Commission’s reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), The Company could incur additional costs rectifying those issues, and the existence of those issues could adversely affect the Company’s reputation or investor perceptions of it. Being a public company could make it more difficult or costly for the Company to obtain certain types of insurance, including director and officer liability insurance, and the Company may be forced to accept reduced policy limits and coverage with increased self-retention risk or incur substantially higher costs to obtain the same or similar coverage. Being a public company could also make it more difficult and expensive for the Company to attract and retain qualified persons to serve on the board, board committees or as executive officers. Furthermore, if the Company is unable to satisfy its obligations as a public company, it could be subject to fines, sanctions and other regulatory action and potentially civil litigation.

The additional reporting and other obligations imposed by various rules and regulations applicable to public companies will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require the Company to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

If you have any questions or further comments regarding the Amendment No. 1 to the Registration Statement, please contact me via email at eddy.chow@hamcopartners.com

Sincerely.

By:	/s/ Chun Leung Chow, (Eddy)
Name:	Chun Leung Chow, (Eddy)
Title:	Chief Executive Officer, Chief Financial Officer, Director